SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Amendment No. 2)

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Organogenesis Holdings Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

68621F102
(CUSIP Number)

Ben Silbert, Esq.
65 East 55th Street, 18th Floor
New York, NY 10022
(212) 593-6900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.◻

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68621F102	13D
1	NAMES OF REPORTING PERSONS
Avista Acquisition Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,048,691

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,048,691

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,048,691

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.11%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 68621F102	13D
1	NAMES OF REPORTING PERSONS
Avista Acquisition, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,048,691*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,048,691*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,048,691*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.11%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*Includes shares beneficially owned by Avista Acquisition Corp.

CUSIP No. 68621F102	13D
1	NAMES OF REPORTING PERSONS
Avista Capital Partners (Offshore) IV, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,491,399

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
8,491,399

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,491,399

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.98%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 68621F102	13D
1	NAMES OF REPORTING PERSONS
Avista Capital Partners IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,537,175

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
8,537,175

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,537,175

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.02%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 68621F102	13D
1	NAMES OF REPORTING PERSONS
Avista Capital Managing Member IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,028,574*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,028,574*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,028,574*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.00%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Includes shares beneficially owned by Avista Capital Partners (Offshore) IV, L.P. and Avista Capital Partners IV, L.P.

CUSIP No. 68621F102	13D
1	NAMES OF REPORTING PERSONS
Avista Capital Partners IV GP L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,028,574*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,028,574*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,028,574*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.00%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	Includes shares beneficially owned by Avista Capital Partners (Offshore) IV, L.P. and Avista Capital Partners IV, L.P.

CUSIP No. 68621F102	13D
1	NAMES OF REPORTING PERSONS
Thompson Dean

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,077,265*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,077,265*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,077,265*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.11% *

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	Includes shares owned by Avista Acquisition Corp., Avista Acquisition, LLC, Avista Capital Partners (Offshore) IV, L.P. and Avista Capital Partners IV, L.P.

CUSIP No. 68621F102	13D
1	NAMES OF REPORTING PERSONS
David Burgstahler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,077,265*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,077,265*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,077,265*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.11%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	Includes shares owned by Avista Acquisition Corp., Avista Acquisition, LLC, Avista Capital Partners (Offshore) IV, L.P. and Avista Capital Partners IV, L.P.

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13D first filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 20, 2018 (as amended, the “Statement”), and is filed by Avista Acquisition Corp. (the “Sponsor”), Avista Acquisition, LLC (“Avista Acquisition”), Avista Capital Managing Member IV, LLC (“Avista MM”), Avista Capital Partners IV GP, L.P. (“Avista GP”), Avista Capital Partners (Offshore) IV, L.P. (“ACP Offshore”), Avista Capital Partners IV, L.P., (“ACP Onshore” and together with ACP Offshore, collectively the “PIPE Investors”), Thompson Dean, and David Burgstahler (each a “Reporting Person” and collectively the “Reporting Persons”), with respect to the Class A common stock, par value $0.0001 per share (“Common Stock”), of Organogenesis Holdings Inc. (the “Issuer” or the “Company”). Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 2 shall have the meaning assigned to such term in the Statement.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is supplemented as follows:

ACP Offshore and ACP Onshore paid an aggregate price of $2,687,672.71 and $2,702,177.85, respectively (excluding brokerage commissions and fees), for the purchases of shares of Common Stock disclosed in Item 5(c) of this Amendment No. 2, all of which were funded by equity contributions of the limited partners of the PIPE Investors.

Item 4. Purpose of the Transaction.

Item 4 of the Statement is supplemented as follows:

The information set forth in Item 3 of this Amendment No. 2 is incorporated herein by reference.

The Reporting Persons acquired the shares of Common Stock reported on this Statement for investment purposes and may acquire additional shares for the same purpose upon terms that they consider to be favorable. The Reporting Persons will continue to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their respective interests in, and intentions with respect to, the Issuer and their respective investments in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may, at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Issuer or dispose of all or a portion of the securities of the Issuer that such Reporting Person now owns or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided for in the Registration Rights Agreement. In addition, the Reporting Persons may engage in discussions with management and members of the board of directors of the Issuer (the “Board”) regarding the Issuer, including, but not limited to, the Issuer’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

The Reporting Persons may have the ability, as a result of their holding shares of Common Stock, to influence significant matters involving the Issuer, including actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, Joshua Tamaroff, an employee of an affiliate of the Reporting Persons, serves on the Board as a representative of the Reporting Persons (see Stockholder Agreement below), and in such capacity may have the ability, on behalf of the Reporting Persons, to influence the management policies and control of the Issuer with the aim of increasing or realizing the value of the Reporting Persons’ investment in the Issuer.

Pursuant to the Stockholders Agreement, dated as of December 10, 2018, among ACP Onshore, the Issuer and the other parties thereto (the “Stockholders Agreement”), so long as the PIPE Investors collectively own at least 7.5% of the outstanding shares of Common Stock entitled to vote generally in the election of directors, the PIPE Investors have the right to designate one individual for election to the Board, the right to designate one person to attend all meetings of the Board and any committees thereof as an observer, certain customary rights to receive information about the Issuer, including information necessary to assist the PIPE Investors in preparing their tax returns, and customary rights to examine the books and records of the Issuer and request copies of financial statements and other corporate documents and correspondences.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is supplemented as follows:

(a) The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Amendment No. 2, as of September 8, 2019, are incorporated herein by reference. As of September 8, 2019, the Reporting Persons may be deemed to beneficially own an aggregate of 18,077,265 shares of Common Stock, which constitutes approximately 19.11% of the Common Stock (based on 94,599,751 shares of Common Stock outstanding as of August 21, 2019, as reported in the Issuer’s registration statement on Form S-3 (File No. 333-233621) filed with the Commission on September 4, 2019 (the “Outstanding Shares”).

Avista Acquisition and Sponsor may be deemed to beneficially own 1,048,691 shares of Common Stock, which represents approximately 1.11% of the Outstanding Shares.

ACP Offshore directly beneficially owns 8,491,399 shares of Common Stock, which represents approximately 8.98% of the Outstanding Shares.

ACP Onshore directly beneficially owns 8,537,175 shares of Common Stock which represents approximately 9.02% of the Outstanding Shares.

Avista MM and Avista GP may be deemed to beneficially own 17,028,574 shares of Common Stock, which represents approximately 18.00% of the Outstanding Shares.

Messrs. Dean and Burgstahler may be deemed to beneficially own 18,077,265 shares of Common Stock, which represents approximately 19.11% of the Outstanding Shares.

Except as disclosed in this Item 5, to the knowledge of the Reporting Persons, none of the persons listed on Schedule A to the Schedule 13D filed by the Reporting Persons on December 20, 2018 (the “Scheduled Persons”) beneficially owned any shares of Common Stock as of September 8, 2019.

By virtue of the relationships described in this Statement, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. The filing of this Amendment No. 2 shall not be construed as an admission that a Reporting Person beneficially owns those shares held by another member of such group for purposes of Section 13(d) of the Exchange Act or for any other purpose. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The responses of each Reporting Person to (i) Rows (7) through (10) of the cover pages of this Amendment No. 2 and (ii) Item 5(a) hereof, in each case, as of September 8, 2019, are incorporated herein by reference.

(c) Since August 21, 2019 (the date of the most recent filing of the Statement) and through and including September 8, 2019, the following market transactions were effected in the Common Stock:

Reporting Person	Date (M/D/Y)	Transaction	Number of Shares of Common Stock*	Price per Share*	Price Range*
ACP Offshore	9/3/2019	Purchase	99,731	$4.7488	$4.44	$4.75
ACP Onshore	9/3/2019	Purchase	100,269	$4.7488	$4.44	$4.75
ACP Offshore	9/4/2019	Purchase	99,731	$4.8961	$4.70	$4.90
ACP Onshore	9/4/2019	Purchase	100,269	$4.8961	$4.70	$4.90
ACP Offshore	9/5/2019	Purchase	88,561	$4.8906	$4.52	$4.90
ACP Onshore	9/5/2019	Purchase	89,039	$4.8906	$4.52	$4.90
ACP Offshore	9/6/2019	Purchase	249,327	$5.1846	$4.73	$5.35
ACP Onshore	9/6/2019	Purchase	250,673	$5.1846	$4.73	$5.35

*The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple open market transactions over a range of prices. The price per share reported represents the weighted average price (without regard to brokerage commissions). The applicable Reporting Person undertakes to provide the staff of the Commission upon request, the number of shares executed by such Reporting Person at each separate price within the range.

To the Reporting Persons’ knowledge, none of the Scheduled Persons has effected transactions in the Common Stock during the period described above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2019

AVISTA ACQUISITION CORP.

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Attorney-in-Fact for Avista Acquisition Corp.

AVISTA ACQUISITION, LLC

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Attorney-in-Fact for Avista Acquisition, LLC

AVISTA CAPITAL MANAGING MEMBER IV, LLC

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Authorized Signatory

AVISTA CAPITAL PARTNERS IV GP, L.P.
By: Avista Capital Managing Member IV, LLC, its general partner

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Authorized Signatory

AVISTA CAPITAL PARTNERS (OFFSHORE) IV, L.P.
By: Avista Capital Partners IV GP, L.P.
By: Avista Capital Managing Member IV, LLC, its general partner

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Authorized Signatory

AVISTA CAPITAL PARTNERS IV, L.P.
By: Avista Capital Partners IV GP, L.P.
By: Avista Capital Managing Member IV, LLC, its general partner

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Authorized Signatory

THOMPSON DEAN
By: Benjamin Silbert, as Attorney-in-Fact

/s/ Benjamin Silbert

DAVID BURGSTAHLER
By: Benjamin Silbert, as Attorney-in-Fact

/s/ Benjamin Silbert